# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sapiens International Corporation N.V., CIK 0000885740
CUSIP: G7T16G103
Title of class of securities: Common Shares, (euro) 0.01 Par Value
Address of issuer's principal executive offices: Azrieli Center, 26 Harokmim Street, Holon, Israel (L3), 5885800
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0001045986
Persons authorized to receive notices and communications: Guy Bernstein, Formula Systems (1985) Ltd., Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel (L3), 6037501, 972-3-5389305

## Reporting persons
- Formula Systems (1985) Ltd. (CIK 0001045986): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, (euro) 0.01 Par Value
Name of issuer: Sapiens International Corporation N.V.
Address of issuer's principal executive offices: Azrieli Center, 26 Harokmim Street, Holon, Israel (L3), 5885800

## Item 2. Identity and Background
Name of person filing: Formula Systems (1985) Ltd., an Israeli company ("Formula" or the "Reporting Person")
Residence or business address: Formula's principal office is at Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501.
Present principal occupation or employment: Formula's principal business is engaging, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person utilized working capital in acquiring Common Shares that it had held.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is filing this Amendment No. 25 to Schedule 13D ("Amendment No. 25") in order to report that it no longer holds any Common Shares of the Issuer.

The transactions contemplated under that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 12, 2025, by and among the Issuer, SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey ("Bidco"), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey ("Parent"), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub") were completed on December 17, 2025, pursuant to which Merger Sub has merged with and into the Issuer (the "Merger") and ceased to exist, with the Issuer as the surviving company in the Merger.

As contemplated under the Merger Agreement and ancillary agreements related to the Merger, the Common Shares have been delisted from the Nasdaq Global Select Market and the Tel-Aviv Stock Exchange Ltd. and deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Issuer has become a privately held company.

Pursuant to a rollover agreement, dated as of August 12, 2025, to which the Reporting Person was party with SI Swan UK Topco Limited, a private limited company incorporated under the laws of Guernsey ("Topco"), Parent, Bidco and Merger Sub (the "Rollover Agreement"), immediately after the consummation of the Merger, the Reporting Person exchanged all of its holdings of Common Shares for holdings in Topco.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (11) and (13) of the cover page of this Amendment No. 25 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Amendment No. 25 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this Amendment No. 25, other than the exchange of its Common Shares for shares in TopCo pursuant to the Rollover Agreement, the Reporting Person has not effected any transactions in the Common Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Shares on December 17, 2025, upon the closing of the Merger and the transactions under the Rollover Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Please see the description of the Merger Agreement and Rollover Agreement in Item 4 above. The transactions contemplated under those agreements were completed on December 17, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Agreement and Plan of Merger, dated as of August 12, 2025, by and among the Issuer, Bidco, Parent, and Merger Sub (incorporated by reference to Annex A to the Proxy Statement, dated October 16, 2025, for the Extraordinary General Meeting of the Issuer held on November 19, 2025, filed by the Issuer with the SEC as Exhibit 99.a(1) to Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 on October 16, 2025)

Exhibit 2. Rollover Agreement, dated as of August 12, 2025, by and among the Reporting Person, Topco, Parent, Bidco and Merger Sub (incorporated by reference to Exhibit 99.d(2) to Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 on October 16, 2025)

## Signatures
- Formula Systems (1985) Ltd.: /s/ Asaf Berenstin, Asaf Berenstin, Chief Financial Officer (12/17/2025)